SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
__________

FORM 11-K

(Mark one)
 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Central Maine Power Company
  Employee Savings and Investment Plan for Union Employees
83 Edison Drive
Augusta, Maine 04336

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The Central Maine Power Company Employee Savings and Investment Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2002 and 2001 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Central Maine Power Company Employee Savings and Investment Plan for Union Employees has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Central Maine Power Company Employee Savings
and Investment Plan for Union Employees

By	/s/Richard R. Benson Richard R. Benson Committee Member	June 6, 2003
By	/s/Sara J. Burns Sara J. Burns Committee Member	June 6, 2003
By	/s/Robert D. Kump Robert D. Kump Committee Member	June 6, 2003

APPENDIX 1

CENTRAL MAINE POWER COMPANY
EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
AND REPORT OF THE INDEPENDENT ACCOUNTANTS

Central Maine Power Company
Employee Savings and Investment Plan For Union Employees
Index to Financial Statements and Supplemental Schedule

Report of Independent Accountants	1
Financial Statements: Statements of Net Assets Available for Benefits - December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedule*: Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9
Consent of Independent Accountants	10

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of the
Central Maine Power Company
Employee Savings and Investment Plan for Union Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 16, 2003

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
Registered Investment Companies	$26,740,015	$37,643,789
Common/Collective Trust	6,252,374	-
Energy East Stock Fund	3,221,364	1,769,146
Participant loans	965,231	1,032,608

	37,178,985	40,445,543

Receivables:
Accrued interest income	24,785	-
Due from broker for securities sold	-	2,364

	24,785	2,364

Net assets available for benefits	$37,203,770	$40,447,907

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions:
Investment income:
Plan interest in Central Maine Power Company Master Trust	-	$(1,507,380)
Net appreciation (depreciation) in fair value of investments	$(5,531,671)	(1,921,504)
Interest and dividends	600,139	413,592

	(4,931,532)	(3,015,292)

Contributions:
Participant	2,352,912	2,192,648
Employer	793,648	765,392
Transfer from other qualified plans	58,694	59,042

	3,205,254	3,017,082

Total additions	(1,726,278)	1,790

Deductions:
Benefits paid to participants	1,517,859	2,078,379

Total deductions	1,517,859	2,078,379

Net increase (decrease)	(3,244,137)	(2,076,589)
Net assets available for benefits: Beginning of year	40,447,907	42,524,496

End of year	$37,203,770	$40,447,907

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN

The following description of the Central Maine Power Company (Company) Employee Savings and Investment Plan for Union Employees (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company on November 15, 1984, and became effective January 1, 1985, under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering union employees of the Company. Energy East Corporation (Energy East), the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Effective July 2, 2001, the Company changed its recordkeeper from Fidelity Management Trust Company (Fidelity) to Putnam Fiduciary Trust Company (Putnam). Effective with this change, Putnam was appointed trustee of the Plan and assets were transferred to Putnam.

Eligibility

Each employee of the Company or an affiliated employer who is in a unit of employees covered by a collective bargaining agreement is eligible to join the Plan after completing one year of service during which the employee has worked at least 1,000 hours.

Contributions

Each participant elects a salary reduction percentage to be contributed to the Plan. Participants may elect to make contributions in amounts equal to 2% to 50% (in multiples of 1%) of their base compensation to the Plan through salary reduction agreements. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2002 was $1,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

For employees that were hired prior to May 1, 2000, the Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction plus 50% of the next 2% for a

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

possible total match of 4% on a 7% salary reduction amount, provided, however, that the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Code. Effective January 1, 2001, the Company contributes to the Plan on behalf of each participant hired on or after May 1, 2000, a matching contribution in an amount equal to 100% of each participant's contribution up to 4% of compensation. The Company's matching contribution is made simultaneously with the payroll cycle. As of January 1, 2002, the Energy East Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

On termination of service a participant may elect either a lump sum amount equal to the value of the interest in the participant's account, or installments over a period permissible under the Code. Distributions made from the Funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances participants elect otherwise.

A participant may elect to make a regular withdrawal of up to 100% of the value of the participant's contributions made prior to July 1, 1985, and earnings thereon are treated as pre-tax contributions. Only one regular withdrawal may be made in any year. The minimum withdrawal was increased to $1,000, effective May 1, 2000.

Withdrawals with respect to contributions made subsequent to July 1, 1985, may be made only for reasons of hardship. With the consent of the Company's Savings and Investment Plan Committee for Union Employees, a participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% of the participant's account.

Vesting

Participants are 100% vested in their account balances. Each participant's account consists of the participant's contributions and any rollover money, the matching Company contribution and any net earnings thereon.

Participant Loans

Participants may, in general, borrow in the aggregate not more than 50% of their account balances, subject to a maximum loan of $50,000. Loan interest rates are set by the Committee in accordance with prevailing rates charged by local banks. The interest rate on loans outstanding at year end was 7.25%. The maximum term of the loans is generally five years, or longer for mortgages, with borrowed funds being repaid through payroll deductions.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

1.   DESCRIPTION OF THE PLAN (Continued)

Participant Loans (Continued)

If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of the Plan document.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:
	2002	2001

Fidelity Magellan Fund	$6,648,996	$9,260,607
Vanguard PRIMECAP Fund	$2,801,685	$3,742,695
Janus Advisor Balanced Fund	$2,999,341	$3,122,849
Putnam S&P 500 Index Fund	$6,252,374	$8,099,818
Putnam Money Market Fund	$7,879,133	$8,665,004
Energy East Corporation Stock	$3,221,364	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2002 and 2001 as follows:
	2002	2001

Registered Investment Companies	$(4,116,592)	$(1,792,553)
Common/Collective Trust	(1,756,254)	-
Energy East Stock Fund	341,175	(128,951)

	$(5,531,671)	$(1,921,504)

4.   MASTER TRUST

Prior to the conversion to Putnam on July 2, 2001, the assets of the Plan were invested in a Master Trust Agreement (Master Trust) with Fidelity. The Plan's undivided interest in the Master Trust was approximately 30%. Master Trust investments appreciated (depreciated) in value for the period from January 1 through July 2, 2001, as follows:
January 1 through July 2, 2001

Registered Investment Companies	$(5,893,913)
Energy East Stock Fund	285,629

$(5,608,284)

Investment income for the Master Trust for the period from January 1 through July 2, 2001 was $1,532,381.

5.   INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company sponsor by letter dated February 21, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2002 and 2001

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Fidelity (trustee and recordkeeper prior to July 2, 2001) and Putnam (trustee and recordkeeper from July 2, 2001). Fidelity and Putnam are the trustees as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ASSET TRANSFERS

Transfers to the Plan of $58,694 in 2002 represent the net rollovers of participant account balances from other qualified defined contribution benefit plans.

Transfers to the Plan of $59,042 in 2001 represent the net rollovers of participant account balances from other qualified defined contribution benefit plans.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

	Identity of Issue	Description of Investment	Current Value

	Janus Advisor Balanced Fund	Registered Investment Company	$2,999,341
	Janus Advisor Growth Fund	Registered Investment Company	29,746
	Domini Social Equity Fund	Registered Investment Company	23,310
	Pimco Total Return Fund	Registered Investment Company	878,365
	Vanguard PRIMECAP Fund	Registered Investment Company	2,801,685
	Neuberger & Berman Genesis Trust Fund	Registered Investment Company	1,709,389
*	Putnam Asset Allocation: Growth Fund	Registered Investment Company	1,536,791
*	Putnam Asset Allocation: Balanced Fund	Registered Investment Company	74,962
*	Putnam Asset Allocation: Conservative Fund	Registered Investment Company	176,415
*	Putnam OTC & Emerging Growth Fund	Registered Investment Company	29,865
*	Putnam International Growth Fund	Registered Investment Company	482,390
*	Putnam Fund for Growth & Income	Registered Investment Company	390,231
*	Putnam Voyager Fund	Registered Investment Company	63,294
*	Putnam Vista Fund	Registered Investment Company	71,395
*	Putnam U.S. Government Income Trust	Registered Investment Company	944,708
	Fidelity Magellan Fund	Registered Investment Company	6,648,996
*	Putnam S&P 500 Index Fund	Common/Collective Trust	6,252,374
*	Putnam Money Market Fund	Registered Investment Company	7,879,133
*	Energy East Corporation Stock	Energy East Stock Fund	3,221,364
	Loan Fund	Participant Loans (7.25%)	965,231

	Total assets held at end of year		$37,178,985

*	Party-in-interest

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-45084) of Energy East Corporation of our report dated May 16, 2003 relating to the financial statements and financial statement schedule of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 5, 2003